EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the quarter ended September 30, 2020

ST HELIER, Jersey, Nov. 12, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) announces its operating and financial results for the quarter and the nine months ended September 30, 2020 (the “Quarter” and “Nine Months ” respectively). Further information on the financial and operating results for the Quarter and Nine Months can be found in the management discussion and analysis (“MD&A”) and the unaudited financial statements which are available on the Company’s website and have been filed on SEDAR.

Financial Highlights for the Quarter

  Gross revenues of $25.4 million, a 27 per cent increase on the $20.0 million achieved in the third quarter of 2019 (“Q3 2019”).
  Gross profit1 of $12.5 million, a 47 per cent increase on the $8.5 million in Q3 2019 at a gross margin of 49 per cent (Q3 2019, 43 per cent).
  EBITDA2 (excluding net foreign exchange gains and share based payments) of $11.2 million, a 34 per cent increase on the $8.3 million in Q3 2019 at a margin of 44 per cent (Q3 2019, 42 per cent).
  The on-mine cost per ounce3 increased from $686 in Q3 2019 to $758 due to costs associated with COVID-19, a share-based payment expense and increased use of the diesel generators.
  The all-in sustaining cost per ounce3 increased from $872 in Q3 2019 to $1,119 due to a higher insurance premium and an increased share-based payment expense.
  Basic IFRS earnings per share (“EPS”) of 36.6 cents (Q3 2019, 63.4 cents). IFRS earnings for the Quarter were adversely affected by a lower foreign exchange gain and higher taxation.
  Adjusted EPS3 of 34.1 cents (Q3 2019, 15.8 cents).
  Net cash from operating activities of $5.3 million (Q3 2019, $4.9 million).
  Net cash and cash equivalents of $21.6 million (December 31, 2019, $8.9 million).
  Total dividend paid in the Quarter of 8.5 cents per share; a further dividend at the increased rate of 10 cents per share was paid in October.

Operating Highlights

  15,155 ounces of gold produced in the Quarter (Q3 2019, 13,646 ounces); 42,887 ounces produced in the Nine Months (first nine months of 2019, 38,306 ounces).
  Tonnes mined and milled in the Quarter increased by 10 per cent compared to Q3 2019; recoveries were also slightly improved.
  Equipping of Central Shaft continued in the Quarter at an increased rate as operations returned to normal following the relaxation of measures to prevent the spread of COVID-19.

Effect of COVID-19 and Outlook

  COVID-19 had no effect on production in the Quarter which was above target for the Nine Months.
  Production guidance for 2020 increased from 53,000 to 56,000 ounces to 55,000 to 58,000 ounces.
  Progress on the Central Shaft returned to the planned rate as travel and transport restrictions were lifted. Central Shaft is expected to be fully equipped by the end of 2020 and to be commissioned in the first quarter of 2021 – approximately three months later than expected due to the delays arising from COVID-19. Production guidance for 2021 is 61,000 to 67,000 ounces; guidance for 2022 is approximately 80,000 ounces.
  Voltalia, an international renewable energy provider, has been appointed as the contractor for the 12MW solar project which is expected to be commissioned before the end of 2021 and is expected to provide approximately 27 per cent of Blanket’s average daily electricity requirements.

Dividend

  The July dividend was increased by 13.3 per cent to 8.5 cents per share and the October dividend was further increased to 10 cents per share following the continued strong financial and operating performance.
  The cumulative increase in the dividend per share since January 2020 is 45 per cent.
  Further dividend increases will depend on the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe.

Steve Curtis, Chief Executive Officer, commented:

“I am delighted by Blanket Mine’s continued strong operating performance in the Quarter. Despite the disruption caused by the COVID-19 pandemic, the management initiatives which were implemented in 2019 have continued into 2020 and have resulted in a 12 per cent increase in gold production in the first nine months of 2020 compared to the same period of 2019. The resilience of Blanket’s operations during this difficult period is testament to the outstanding commitment of the entire team at Blanket Mine. Production for the first nine months of 2020 exceeded expectations and this trend continued into October. We have therefore increased our gold production guidance for 2020 from a range of 53,000 to 56,000 ounces to a range of 55,000 to 58,000 ounces.

“Cost control in the Quarter continued to be excellent, but a comparison of the costs for the Quarter to costs in the third quarter of 2019 is complicated by factors which somewhat increased the costs in this Quarter. The on-mine cost per ounce in the Quarter was $758 compared to $686 in Q3 2019. However, the costs in Q3 2020 include approximately $73 per ounce of costs relating to COVID-19, a non-cash charge in respect of share-based payments and the cost of increased usage of the diesel generators. After adjusting for these items, the on-mine cost per ounce of the Quarter was $685 per ounce – virtually unchanged from Q3 2019 and lower than budget.

“The all-in sustaining cost per ounce for the Quarter was $1,119 per ounce – an increase of 28 per cent compared to Q3 2019. This increase was due to a higher royalty charge, which reflects the increased gold price, increased administrative expenses, which is largely due to higher insurance premiums and an increased charge for share-based payments, which reflects the increased share price.

“Notwithstanding these and other factors, we remain on track to achieve our cost guidance for 2020 of between $693 and $767 per ounce for on-mine costs and between $951 and $1,033 per ounce for all-in sustaining costs.

“The excellent performance was also reflected in continued strong cash generation: net cash flow from operating activities (i.e. before interest, taxation payments and capital expenditure) was $7.4 million in the Quarter compared to $4.9 million in Q3 2019. Net cash flow from operating activities for the Quarter was after an increase in working capital of $1.5 million as we replenished our inventories to increase our business resilience to guard against any resurgence of the COVID-19 pandemic which could affect Blanket’s supply chain.

“During the Quarter we raised $13 million (before expenses) from the issue of equity, and the proceeds will be used to construct the 12 MW solar plant.

“Caledonia ended the Quarter with net cash and cash equivalents of $21.6 million (excluding $1 million of a gold ETF which we purchased in the Quarter to protect cash in South Africa against devaluation of the South African Rand).

“The continued strong performance was achieved without compromising on safety performance. The Total Injury Frequency Rate has been substantially reduced from the levels in 2019 after a concerted effort by management over the last 18 months to improve and enforce safety standards. I am also very pleased to report that in the Quarter we achieved one million manhours at the Central Shaft project without incurring any serious injury.

“Interruptions to the supply of electricity from the grid have continued, but Blanket manages these using its increased suite of diesel generators. In the previous quarter we resolved to construct a 12MW solar plant at a cost of approximately $12 million, which is expected to provide 100 per cent of Blanket’s baseload electricity demand during daylight hours and approximately 27 per cent of Blanket’s total daily electricity demand. Whilst expected to deliver an acceptable financial return, this investment is primarily intended to protect Blanket from a further deterioration in its electricity supply as well as to reduce Blanket’s environmental footprint. We have raised the funds to construct this project and have appointed Voltalia as the contractor for the project which could be operational by the end of 2021.

“The coronavirus pandemic had no appreciable effect on Blanket’s production in the Quarter and a minor effect on costs. However, work on Central Shaft has been slower than planned because travel restrictions imposed to control the spread of COVID-19 affected the movement of specialised equipment and contractors between South Africa and Blanket. The project is approximately 12 weeks behind schedule: it is currently expected that the shaft will be equipped before the end of 2020 and will be commissioned during the first quarter of 2021. As a result of this delay, the build-up in production will also be affected: gold production in 2021 is now expected to be in the range of 61,000 to 67,000 ounces; there is no change to the production target of approximately 80,000 ounces of gold from 2022 onwards4.

“In light of the improved performance and the brighter outlook for 2020 and beyond, Caledonia increased its quarterly dividend from 6.875 cents per share to 7.5 cents per share in January 2020. At the end of June, in light of Blanket’s strong performance, the higher gold price and the return to normal levels of production including renewed access to supply chains, Caledonia increased its quarterly dividend further to 8.5 cents per share. In October, due to the continued strong operational performance, the dividend was further increased to 10 cents per share. This means the cumulative increase in the quarterly dividend in 2020 is 45 per cent. The board will review Caledonia’s future dividend distributions as appropriate while considering the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe and in line with a prudent approach to financial management.”

___________________
1 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
2 EBITDA is after deducting royalties, production costs and administrative expenses, but is before depreciation, net other income, profit on sale of a subsidiary, net foreign exchange gains, cash-settled share-based payments, hedging expenses, finance charges and taxation.
3 Non-IFRS measures such as “on-mine cost per ounce”, “all-in sustaining cost” and “adjusted EPS” are used throughout this announcement. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.
4 Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817841 793

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed consolidated statements of profit and loss and other comprehensive income (in thousands of United States dollars, unless indicated otherwise)
	Three months ended		Nine months ended
Unaudited	September 30,		September 30,
	2020	2019	2020	2019
Revenue	25,359	19,953	71,874	52,393
Less: Royalty	(1,271)	(999)	(3,599)	(2,682)
Production costs	(10,399)	(9,410)	(32,537)	(26,750)
Depreciation	(1,143)	(1,059)	(3,457)	(3,159)
Gross profit	12,546	8,485	32,281	19,802
Other income	27	5	4,736	2,043
Other expenses	(305)	(173)	(1,827)	(482)
Administrative expenses	(2,539)	(1,246)	(5,361)	(3,951)
Cash-settled share-based payment	(231)	(36)	(1,177)	(406)
Net foreign exchange gain	985	3,345	4,694	28,270
Profit on sale of subsidiary	–	–	–	5,409
Fair value gain/ (loss) on derivative assets	27	–	(121)	(324)
Operating profit	10,510	10,380	33,225	50,361
Finance income	4	30	36	80
Finance cost	(91)	(46)	(390)	(116)
Profit before tax	10,423	10,364	32,871	50,325
Tax expense	(4,993)	(1,858)	(11,410)	(3,154)
Profit for the period	5,430	8,506	21,461	47,171

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(88)	(353)	(1,146)	(353)
Reclassification of accumulated exchange differences on the sale of subsidiary	–	–	–	(2,109)
Total comprehensive income for the period	5,342	8,153	20,315	44,709

Profit attributable to:
Owners of the Company	4,433	7,007	17,807	39,628
Non-controlling interests	997	1,499	3,654	7,543
Profit for the period	5,430	8,506	21,461	47,171

Total comprehensive income attributable to:
Owners of the Company	4,345	6,654	16,661	37,166
Non-controlling interests	997	1,499	3,654	7,543
Total comprehensive income for the period	5,342	8,153	20,315	44,709

Earnings per share
Basic earnings per share ($)	0.37	0.63	1.50	3.60
Diluted earnings per share ($)	0.37	0.63	1.50	3.60

Condensed consolidated statements of financial position (in thousands of United States dollars, unless indicated otherwise)
Unaudited	September 30,	December 31,
As at	2020	2019

Assets
Property, plant and equipment	123,923	113,651
Deferred tax asset	105	63
Total non-current assets	124,028	113,714

Inventories	14,280	11,092
Prepayments	4,254	2,350
Trade and other receivables	6,839	6,912
Derivative financial assets	1,160	102
Cash and cash equivalents	21,562	9,383
Total current assets	48,095	29,839
Total assets	172,123	143,553

Equity and liabilities
Share capital	74,696	56,065
Reserves	137,337	140,730
Retained loss	(73,240)	(88,380)
Equity attributable to shareholders	138,793	108,415
Non-controlling interests	15,913	16,302
Total equity	154,706	124,717

Provisions	3,404	3,346
Deferred tax liabilities	1,724	3,129
Term loan facility - long term portion	193	1,942
Cash-settled share-based payment - long term portion	1,692	540
Total non-current liabilities	7,013	8,957

Term loan facility - short term portion	322	529
Cash-settled share-based payment - short term portion	285	–
Income taxes payable	1,902	163
Trade and other payables	7,895	8,697
Overdraft	–	490
Total current liabilities	10,404	9,879
Total liabilities	17,417	18,836
Total equity and liabilities	172,123	143,553

Condensed consolidated statements of cash flows (in thousands of United States dollars, unless indicated otherwise)

Unaudited	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Cash generated from operations	7,393	4,886	23,764	14,003
Net interest paid	(74)	(33)	(337)	(129)
Tax paid	(2,048)	–	(4,082)	(608)
Net cash from operating activities	5,271	4,853	19,345	13,266

Cash flows used in investing activities
Acquisition of property, plant and equipment	(8,007)	(5,583)	(15,928)	(14,909)
Purchase of derivative financial asset	–	–	(1,058)	–
Proceeds from disposal of subsidiary	–	–	900	1,000
Net cash used in investing activities	(8,007)	(5,583)	(16,086)	(13,909)

Cash flows from financing activities
Dividends paid	(1,129)	(883)	(3,110)	(2,503)
Payment of lease liabilities	(30)	–	(87)	–
Shares issued - equity raise	12,538	–	12,538	–
Share options exercised	–	–	30	–
Net cash used in financing activities	11,379	(883)	9,371	(2,503)

Net increase/ (decrease) in cash and cash equivalents	8,643	(1,613)	12,630	(3,146)
Effect of exchange rate fluctuations on cash held	1,280	1,063	39	(15)
Net cash and cash equivalents at the beginning of the period	11,639	9,742	8,893	11,187
Net cash and cash equivalents at the end of the period	21,562	9,192	21,562	8,026